March 24, 2021

Toyota Motor Corporation

TMC Announces Changes to Executive Structure

Toyota City, Japan, March 24, 2021—Toyota Motor Corporation (TMC) announced today that it plans to implement changes to the executive structure as described below, effective on the day of TMC’s 117th Ordinary General Shareholders’ Meeting.

The formal appointment of board members and audit and supervisory board members will be formalized after approval at the 117th Ordinary General Shareholders’ Meeting. There are no scheduled changes to the audit and supervisory board members. The formal assignment of board members with specific titles, and the appointment of board members with the legal status to represent TMC (representative directors), will be made at the board of directors meeting following the 117th Ordinary General Shareholders’ Meeting. The resignation of board members leaving their current posts will become official on the day of the 117th Ordinary General Shareholders’ Meeting.

1) New Member of the Board of Directors

Name	Current	New
Kenta Kon	Operating Officer	Member of the Board of Directors Operating Officer

2) Members of the Board of Directors Resigning Posts

Name	Current Title
Shigeki Terashi	Member of the Board of Directors Executive Fellow*[1]

*1Continuing as an Executive Fellow

For reference: Members of the Board of Directors and Members (candidates) of the Audit and Supervisory Board following the 117th Ordinary General Shareholders’ Meeting

Members of the Board of Directors	* Newly appointed

Name	Title
Takeshi Uchiyamada	Chairman of the Board of Directors (Representative Director)
Shigeru Hayakawa	Vice Chairman of the Board of Directors (Representative Director)
Akio Toyoda*2	President, Member of the Board of Directors (Representative Director)
Koji Kobayashi*3	Member of the Board of Directors (Representative Director)
James Kuffner*3	Member of the Board of Directors
*Kenta Kon*3	Member of the Board of Directors
Ikuro Sugawara*4	Member of the Board of Directors
Sir Philip Craven*4	Member of the Board of Directors
Teiko Kudo*4	Member of the Board of Directors

*2Concurrent operating officer (president)

*3Concurrent operating officer

*4External board member

Audit and Supervisory Board members

Name	Title
Haruhiko Kato	Audit and Supervisory Board Member (full-time)
Masahide Yasuda	Audit and Supervisory Board Member (full-time)
Katsuyuki Ogura	Audit and Supervisory Board Member (full-time)
Yoko Wake	Audit and Supervisory Board Member
Hiroshi Ozu	Audit and Supervisory Board Member
Nobuyuki Hirano	Audit and Supervisory Board Member

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